

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

January 3, 2013

<u>Via E-mail</u>
Mr. Raymond F. Lipman
President and Chief Executive Officer
Westbury Bancorp, Inc.
200 South Main Street
West Bend, Wisconsin 53063

Re: **Westbury Bancorp, Inc.**
Amendment Number One to Form S-1
Filed December 14, 2012
File No. 333- 184594

Dear Mr. Lipman:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. We acknowledge your response to comment one of our letter to you dated November 21, 2012. Please revise your description of the Formal Written Agreement with the Office of the Comptroller of the Currency on page 5 and 117 as follows:
   - use the proper legal term "Formal Written Agreement" and explain the legal and business consequences of the issuance of a "Formal Written Agreement";
   - disclose that OCC has deemed you to be in "troubled condition" and not an "eligible bank" and explain the consequences of such designations;
   - disclose that the Comptroller found that you had unsafe and unsound banking practices relating to management, credit risk management and inadequate

allowance for loan and lease losses and explain each such unsafe and unsound practice; and
- disclose that the Comptroller found that you have violated various laws and identify those laws or explain why you cannot do so.
  Please file the Formal Written Agreement as an exhibit.

Regulatory Matters, page 4

2. We acknowledge your response to comment four. Please provide more detail regarding the 2010 agreement with the Office of Thrift Supervision including but not limited to the following:
   - the formal type of agreement entered into with OITS: and
   - quantify the extent to which you complied with the agreement including increase in capital and net income and decrease in the debt to capital ratio.

How We Determined the Offering Range, page 8

3. We acknowledge your response to comment five. Please revise to disclose the information included in your response letter dated December 14, 2012.

Transactions with Certain Related Persons, page 146

4. We acknowledge your response to comment eight. Consistent with Item 404(a)(6), please revise your description of the note issued to your CEO and others to explain whether you attempted to secure a loan at a lower rate than the 9.5 percent from unrelated parties and whether the loan was on substantially the same terms as those available from other lenders. Disclose whether this transaction was ratified by your Board and how it complied with the OTS agreement not to incur additional debt.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:
- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Paul Cline at (202) 551-3851 or John P. Nolan, Senior Assistant Chief Accountant at (202) 551-3492 if you have questions regarding comments on the financial statements and related matters. You may contact either Jonathan E. Gottlieb at (202) 551-3416 or at (202) 551-3434 with any other questions.

Sincerely,

/s/ Michael R. Clampitt

Michael R. Clampitt
Senior Attorney